Mail Stop 6010

June 25, 2008

Scott A. Carmilani
President and Chief Executive Officer
Allied World Assurance Company Holdings, LTD
27 Richmond Road
Pembroke HM 08
Bermuda

> **Re:** **Allied World Assurance Company Holdings, LTD**
> **Form 10-K for Fiscal Year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32938**

Dear Mr. Carmilani:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Risk Factors, page 27

"We depend on a small number of brokers for a larger portion of our revenues . . .," page 30

1.   Please refer to your response to Comment 1. We note that Marsh & McLennan Companies, Inc. accounted for 30% of your gross premiums for fiscal year 2007, Aon Corporation accounted for 24%, and Willis Group Holdings Ltd. accounted for 10%. Please tell us the basis for your determination that you are not substantially dependent on

any of these agreements. In addition, please tell us how you believe your results would be affected if these agreements were terminated. If you believe your results would not be affected, please tell us why.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director